EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended
	March 31,

(in millions, except share amounts)	2006	2005

Net income	$214	$218
Less: distributed earnings to common shareholders	114	111

Undistributed earnings	100	107

Common shareholders earnings
Basic
Distributed earnings to common shareholders	$114	$111
Undistributed earnings allocated to common shareholders	95	102

Total common shareholders earnings, basic	$209	$213

Diluted
Distributed earnings to common shareholders	$114	$111
Undistributed earnings allocated to common shareholders	95	102

Total common shareholders earnings, diluted	$209	$213

Weighted average common shares outstanding, basic	344	388
9.50% Convertible Subordinated Notes	19	19

Weighted average common shares outstanding and participating securities, basic	363	407

Weighted average common shares outstanding, basic	344	388
Employee share-based compensation and accelerated share repurchase program (1)	5	4

Weighted average common shares outstanding, diluted	349	392
9.50% Convertible Subordinated Notes	19	19

Weighted average common shares outstanding and participating securities, diluted	368	411

Net earnings per common share, basic
Distributed earnings, basic	$0.33	$0.29
Undistributed earnings, basic	0.28	0.26

Total	$0.61	$0.55

Net earnings per common share, diluted
Distributed earnings, diluted	$0.33	$0.28
Undistributed earnings, diluted	0.27	0.26

Total	$0.60	$0.54

(1) Includes approximately 1.3 million PG&E Corporation common shares potentially issuable in settlement of an approximately $49.6 million obligation under an ASR at March 31, 2006 and approximately 1.5 million shares in relation to the settlement of the share forward agreement of the ASR on March 28, 2006. The remaining approximately 3 million shares at March 31, 2006 are deemed to be outstanding per SFAS No. 128 for the purpose of calculating EPS.